UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)
SunGard Capital Corp.
SunGard Capital Corp. II
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares and Restricted Stock Units based on SunGard Capital Corp. Class A Common Stock,
SunGard Capital Corp. Class L Common Stock and SunGard Capital Corp. II Preferred Stock
(Title of Class of Securities)

Victoria E. Silbey, Esq.
Senior Vice President — Legal and General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087
Telephone: 484-582-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Mims Maynard Zabriskie
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: 215-963-4000
Fax: 215-963-5001
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$76,202,726.62	$4,252.11

*	The “transaction valuation” set forth above assumes that the following eligible securities will be amended pursuant to this offer: (i) options to purchase 5,462,271 units, consisting of 7,100,953 shares of SunGard Capital Corp. Class A common stock, 788,752 shares of SunGard Capital Corp. Class L common stock and 273,114 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $45,171,843.29 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, (ii) options to purchase 3,908,352 shares of SunGard Capital Corp. Class A common stock, having an aggregate value of $6,494,048.91 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, and (iii) restricted stock units covering 1,551,982 units, consisting of 2,017,577 shares of SunGard Capital Corp. Class A common stock, 224,106 shares of SunGard Capital Corp. Class L common stock and 77,599 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $24,536,835.42 as of August 12, 2009 based on the June 30, 2009 book value of the units.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2009 equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid:	$4,252.11	Filing Party:	SunGard Capital Corp.
SunGard Capital Corp. II
		Form or Registration No.:	Schedule TO	Date Filed:	August 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☑

Introductory Statement
This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2009, as amended by Amendment No. 1 filed with the SEC on August 18, 2009, Amendment No. 2 filed with the SEC on August 24, 2009, Amendment No. 3 filed with the SEC on September 1, 2009, Amendment No. 4 filed with the SEC on September 8, 2009, Amendment No. 5 filed with the SEC on September 10, 2009, Amendment No. 6 filed with the SEC on September 11, 2009 and Amendment No. 7 filed with the SEC on September 14, 2009, and is the final amendment relating to our offer to amend certain outstanding performance-based options and restricted stock units (the “Offer”). The purpose of this Amendment is to report the results of the Offer.
ITEM 4 TERMS OF THE TRANSACTION.
Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:
The Offer expired at 5:00 p.m. Eastern Daylight Time on September 17, 2009. Pursuant to the Offer, we amended performance-based options to purchase units covering 7,016,808 Class A shares of SunGard Capital Corp. (“Class A Shares”), 779,405 Class L shares of SunGard Capital Corp. (“Class L Shares”) and 269,877 shares of preferred stock of SunGard Capital Corp. II (“Preferred Shares”); performance based options to purchase Class A Shares covering 3,872,631 Class A Shares; and performance-based restricted stock units covering 1,999,135 Class A Shares, 222,058 Class L Shares and 76,890 Preferred Shares.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to Schedule TO is true, complete and correct.

Date: September 18, 2009	SunGard Capital Corp.
SunGard Capital Corp. II

	By:	/s/ Victoria E. Silbey

	Name:	Victoria E. Silbey
	Title:	Vice President